Exhibit 6(vi)

[GRAPHIC APPEARS HERE]

I, GLENN C. KENTON, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF SECURITY FIRST LIFE INSURANCE COMPANY FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF OCTOBER, A.D. 1984, AT 2 O’CLOCK P.M.

/s/ Glenn C. Kenton
Glenn C. Kenton, Secretary of State
AUTHENTICATION: 0350916
842960248	DATE: 10/22/1984

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Security First Life Insurance Company, a corporation organized and existing under and by virtue of The General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY

FIRST: That the Board of Directors of said Corporation, at a meeting duly called and held on October 17, 1984, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said Corporation:

RESOLVED, That Article “Fourth” of the Certificate of Incorporation of Security First Life Insurance Company is amended by striking Article Fourth in its entirety and substituting in lieu thereof the following:

“FOURTH. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 215,000 shares divided into 200,000 shares of Noncumulative Preferred Stock with a par value of One Dollar ($1.00) per share (“Preferred Stock”) and 15,000 shares of Common Stock with a par value of Two Hundred Dollars ($200) per Share (“Common Stock”).

“The relative rights, preferences and limitations and the restrictions and qualifications of the shares of each class of stock are as follows:

A. Preferred Stock

(i) DIVIDENDS

The holders of the Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Corporation, out of any assets of the Corporation available for dividends pursuant to the laws of the State of Delaware, preferential dividends at the rate of 6 percent of the redemption value per share, per annum, payable quarterly on such dates as may be determined by the Board of Directors, before any dividend shall be declared or paid upon or set apart for the Common Stock. Such dividends upon the Preferred Stock shall not be cumulative, and no right shall accrue to holders of the Preferred Stock by reason of the fact that dividends are not declared, nor shall any undeclared or unpaid dividend bear interest. Whenever the full dividend on the Preferred Stock for the then current dividend period shall have been paid or declared and a sum sufficient for the payment thereof set apart, dividends upon the Common Stock with respect to the then current dividend period may be declared by the Board of Directors out of the remainder of the assets available therefor.

(ii) REDEMPTION

The Preferred stock shall be subject to redemption at the option of the Board of Directors in whole at any time or in part from time to time, at One Hundred Dollars ($100) per share, plus an amount equal to dividends declared but unpaid on the date fixed for redemption.

Notice of such election to redeem shall be mailed to each holder of stock so to be redeemed at his address as it appears on the books of the Corporation, not less than thirty (30) days prior to the date upon which the stock is to be redeemed. In case less than all of the outstanding Preferred Stock is to be redeemed, the amount to be redeemed and the method of effecting such redemption, whether by lot or pro rata or other equitable method may be determined by the Board of Directors. If, on or before the redemption date named in such notice, the funds necessary for such redemption shall have been set aside by the Corporation so as to be available for payment on demand to the holders of the Preferred Stock so called for redemption, then, notwithstanding that any certificate of the Preferred Stock so called for redemption shall not have been surrended for cancellation, the dividends thereon shall cease to accrue from and after the date of redemption so designated, and all rights with respect to such Preferred Stock so called for redemption, including any right to vote or otherwise participate in the determination of any proposed corporate action, shall forthwith after such redemption date cease and terminate, except only the right of the holder to receive the redemption price therefor, but without interest.

(iii) LIQUIDATION

In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of the Preferred Stock shall be entitled, before any assets of the Corporation shall be distributed among or paid over to the holders of the Common Stock, to be paid One Hundred Dollars ($100) per share, together with a sum of money equivalent to the amount of any declared but unpaid dividends.

After the making of such payments to the holders of the Preferred Stock, the remaining assets of the Corporation shall be distributed among the holders of the Common Stock alone, according to the number of shares held by each. If, upon such liquidation, dissolution or winding up, the assets of the Corporation distributable as aforesaid among the holders of the Preferred Stock shall be insufficient to permit the payment to them of said amount, the entire assets shall be distributed ratably among the holders of the Preferred Stock.

(iv) VOTING RIGHTS

Except as expressly provided by law or as herein otherwise provided, the holders of the Preferred Stock shall have no voting power nor shall they be entitled to notice of meetings of shareholders, all rights to vote and all voting power being vested exclusively in the holders of the Common Stock.

B. Common Stock

(i) DIVIDENDS

Subject to all of the rights of the Preferred Stock, dividends may be paid upon the Common Stock as and when declared by the Board of Directors out of any funds legally available therefor. Such dividends shall be paid to the holders of the Common Stock regardless of class, pro rata in pro-portion to the number of shares of Common Stock held by them.

(ii) LIQUIDATION

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment shall have been made to the holders of the Preferred Stock as provided in this Article Fourth, the holders of the Common Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred Stock shall not be entitled to share therein.

(iii) VOTING RIGHTS

Except as otherwise provided in this Certificate of Incorporation and/or required by the laws of the State of Delaware, all rights to vote and all voting rights (including, without limitation thereof, the right to elect directors) shall be exclusively in the holders of the Common Stock voting together regardless of class and each of such holders shall be entitled to one vote for each share of Common Stock held by him.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of The General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of The General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Security First Life Insurance Company has caused this Certificate to be signed by Russell B. Pace, Jr., its Vice Chairman of the Board, and attested to by Richard C. Pearson, its Securetary, this 19th day of October, 1984.

SECURITY FIRST LIFE INSURANCE COMPANY

By:	/s/ Russell B. Pace, Jr.
Vice Chairman of the Board

ATTEST:

By:	/s/ Richard C. Pearson
Secretary